Exhibit 3.4

Amendments to Restated Bylaws

of West Coast Bancorp

     West Coast Bancorp’s Restated Bylaws (“bylaws”) are amended as follows:

1.	Effective immediately, the last sentence of Section 2.2 of Bancorp’s bylaws is amended to read as follows:

“No person may stand for election or re-election for director if such person has attained the age of sixty-nine (69); provided that this restriction will not be applicable with respect to the election of directors at the 2003 and 2004 annual meetings of shareholders.”

2. Subject to and effective upon the approval by Bancorp’s shareholders of amendments to Bancorp’s Restated Articles of Incorporation relating to terms of directors proposed for consideration at Bancorp’s 2003 Annual Meeting of Shareholders, Section 2.3 of Bancorp’s bylaws is amended to read in its entirety as follows:

“2.3 Vacancies. In the event of any increase or decrease in the authorized number of directors, each director then serving as such shall nevertheless continue as a director until the expiration of his current term, or his earlier resignation, removal from office or death.”

Adopted by the Board of Directors: December 17, 2002

Richard R. Rasmussen, Secretary